Room 4561

March 23, 2009

Arthur Wang
Chief Executive Officer
Gigamedia Limited
207 Tiding Boulevard, Section 2
Taipei 114, Taiwan, R.O.C

> **Re:** **Gigamedia Limited**
> **Form 20-F for the Fiscal Year Ended December 31, 2007**
> **Filed June 30, 2008**
> **File no. 0-30540**

Dear Mr. Wang:

We have completed our review of your Form 20-F and related filings and have no further comments at this time on the specific issues raised.

Sincerely,

Kathleen Collins
Accounting Branch Chief

cc: Alec P. Tracy, Esq.
    Skadden, Arps, Slate, Meagher & Floam LLP